INSPIRED BUILDERS, INC.
288 North Street
Georgetown, Massachusetts 01833

March 7, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Erin K. Jaskot, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Inspired Builders, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed February 8, 2011
        File No. 333-171636

Dear Ms. Jaskot:

We are in receipt of your comment letter dated February 18, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1)	Please provide updated financial information as required by Rule 8-08 of Regulation S-X.

Response: We have provided updated financial information as required by Rule 8-08 of Regulation S-X and updated as Management’s Discussion and Analysis, accordingly.

Interests of Named Experts and Counsel, page 10

2)
We note that in response to comments 29 and 30 of in our letter dated February 3, 2011 you have deleted the names of counsel and your auditor from “Interests of Named Experts and Counsel.” Based on your response, it appears that disclosure is not required pursuant to Item 509 of Regulation S-K, however, Paragraph 23 of Schedule A to the Securities Act of 1933 requires that a Section 10 prospectus disclose “the names and addresses of counsel who have passed on the legality of the issue.” Please revise your prospectus accordingly, placing the required information under either an “Experts” or “Legal Matters” section heading. In addition, given that the auditor is an expert for purposes of Section 11 in connection with this offering, please also name the auditor as an expert, placing the information under an “Experts” section heading, and state that the financial statements have been included in reliance on the report by your auditor given the authority of the auditor as an expert in auditing and accounting. Finally, please have counsel and your auditor revise their consent to the use of their names under such section headings.

Response: On page 10, we have included the disclosure that our counsel and auditor have passed on the validity of the legality of the issue. Additionally, consistent with comments 29 and 30 from the first SEC Comment Letter dated February 3, 2011, we have revise the consents of both counsel and our auditor to consent to the use of their names under the caption “Interests of Named Experts and Counsel”.

Insurance, page 11

3)
We note that you have deleted the disclosure relating to your insurance coverage and replaced it with duplicative disclosure regarding your marketing strategy. Please delete this disclosure and instead provide disclosure regarding your general liability insurance policy of $1,000,000, as discussed in your response to comment 1 in our letter dated February 3, 2011.

Response: On page 11, we have revised our disclosure in the section titled Insurance to state that we have obtained general liability insurance in the amount of $1,000,000. Our policy is a general business liability policy that covers all home improvements. Our annual premiums are $980 per year.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

4)
We note the disclosure in response to comment 23 in our letter dated February 3, 2011 that Mr. Powderly’s loan to the Company was made in January 2010 and has a maturity date of one-year from the closing of the loan. Please disclose the amount of the loan outstanding as of the latest practicable date. See Item 404(d) of Regulation S-K.

Response: On page 19, we disclose that the total amount of the loan in the amount of $3,000 is still outstanding as of February 21, 2011.

Exhibit 10.2

5)	Please file an executed copy of the employment agreement with Brendan Powderly.

Response: An executed copy of the employment agreement with Brendan Powderly is attached to the Form S-1 as an exhibit.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brendan Powderly
Brendan Powderly
CEO and Director